UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1-exit filing)*

stable road acquisition corp.
(Name of Issuer)
Class A common Stock, par value $0.0001
(Title of Class of Securities)
85236Q109
(CUSIP Number)
January 6, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85236Q109
(1) Names of Reporting Persons
Newtyn Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:
(5) Sole Voting Power:	700,000*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	700,000*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
700,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
3.9%*
(12) Type of Reporting Person (See Instructions)
IA

* The shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) of Stable Road Acquisition Corp., a blank check company incorporated in Delaware (the “Company”), reported herein are held in the form of units (the “Units”). Each Unit consists of one share of Common Stock and one-half of one redeemable warrant (the “Warrant(s)”). Each whole Warrant entitles the holder thereof to purchase one share of Common Stock, and only whole Warrants are exercisable. The Warrants are not currently exercisable.

Beneficial ownership percentage is based upon 17,795,000 shares of Common Stock of the Company, issued and outstanding as of January 6, 2020, based on disclosures by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2019.

The Units are held by Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”). Newtyn Management, LLC (the “Reporting Person”) is the investment manager to NP and NTE. As of January 6, 2020, NP held 410,900 Units and NTE held 289,100 Units.

The Reporting Person, as the investment manager to NP and NTE, possesses the sole power to direct the vote and the sole power to direct the disposition of the securities held in the aggregate by NP and NTE. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 700,000 shares of Common Stock, or 3.9% of the shares of Common Stock deemed to be issued and outstanding as of January 6, 2020.

Item 1(a). Name of Issuer. Stable Road Acquisition Corp. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices.
1345 Abbot Kinney Blvd., Venice Beach, CA 90291
Item 2(a). Name of Person Filing.

The shares of Class A common stock, par value $0.0001 per share (the “Common Stock”) of Stable Road Acquisition Corp., a blank check company incorporated in Delaware (the “Company”), reported herein are held in the form of units (the “Units”). Each Unit consists of one share of Common Stock and one-half of one redeemable warrant (the “Warrant(s)”). Each whole Warrant entitles the holder thereof to purchase one share of Common Stock, and only whole Warrants are exercisable. The Warrants are not currently exercisable.

The Units are held by Newtyn Partners, LP (“NP”) and Newtyn TE Partners, LP (“NTE”).

This report on Schedule 13G (this “Schedule 13G”) is being filed by Newtyn Management, LLC, a New York limited liability company and the investment manager to (a) NP, which is the holder of 410,900 Units of the Company reported on this Schedule 13G, and (b) NTE, which is the holder of 289,100 Units of the Company reported on this Schedule 13G.

The Reporting Person, as the investment manager to NP and NTE, possesses the sole power to direct the vote and the sole power to direct the disposition of the securities held in the aggregate by NP and NTE. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 700,000 shares of Common Stock, or 3.9% of the shares of Common Stock deemed to be issued and outstanding as of January 6, 2020.

Item 2(b). Address of Principal Business Office or, if None, Residence.
The address for the Reporting Person is 60 East 42nd Street, Suite 960, New York, NY 10165.
Item 2(c). Citizenship.
Newtyn Management, LLC is organized under the laws of the State of New York.
Item 2(d). Title of Class of Securities.
Class A Common Stock, par value $0.0001.
Item 2(e). CUSIP No.
85236Q109

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:	700,000*
(b) Percent of Class:	3.9%*
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:	700,000*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	700,000*
(iv) Shared power to dispose or to direct the disposition of:	0

* The shares of Common Stock of the Company reported herein are held in the form of Units consisting of one share of Common Stock and one-half of one Warrant. Each whole Warrant entitles the holder thereof to purchase one share of Common Stock, and only whole Warrants are exercisable. The Warrants are not currently exercisable.

This Schedule 13G is being filed by Newtyn Management, LLC, the investment manager to (a) NP, which is the holder of 410,900 Units the Company reported on this Schedule 13G, and (b) NTE, which is the holder of 289,100 Units of the Company reported on this Schedule 13G.

The securities held in the aggregate by NP and NTE, which constitutes 3.9% of the shares of Common Stock deemed to be issued and outstanding as of January 6, 2020, may deemed to be beneficially owned indirectly by Newtyn Management, LLC, as the investment manager to NP and NTE.

The foregoing beneficial ownership percentage is based upon disclosures by the Company in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 2019.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

NEWTYN MANAGEMENT, LLC

By:	/s/ Eugene Dozortsev
Name: Eugene Dozortsev
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)